UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

Gulfport Energy Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

402635304

(CUSIP Number)

FIREFLY VALUE PARTNERS, LP

601 West 26th Street, Suite 1520

New York, New York 10001

(212) 672-9600

STEVE WOLOSKY, ESQ.

KENNETH MANTEL, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 28, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 402635304

1	NAME OF REPORTING PERSON

Firefly Value Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		20,906,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

20,906,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,906,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.1%
14	TYPE OF REPORTING PERSON

PN, IA

2

CUSIP No. 402635304

1	NAME OF REPORTING PERSON

FVP Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		20,906,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

20,906,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,906,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 402635304

1	NAME OF REPORTING PERSON

FVP GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		20,906,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

20,906,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,906,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 402635304

1	NAME OF REPORTING PERSON

Firefly Management Company GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		20,906,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

20,906,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,906,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.1%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 402635304

1	NAME OF REPORTING PERSON

Ryan Heslop
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		20,906,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

20,906,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,906,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.1%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 402635304

1	NAME OF REPORTING PERSON

Ariel Warszawski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		20,906,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

20,906,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,906,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.1%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 402635304

1	NAME OF REPORTING PERSON

Samantha Holroyd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 402635304

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	FVP Master Fund, L.P., a Cayman Islands exempted limited partnership (“FVP Master Fund”), with respect to the Shares directly and beneficially owned by it;
(ii)	Firefly Value Partners, LP, a Delaware limited partnership (“Firefly Value Partners”), as the investment manager of FVP Master Fund;
(iii)	FVP GP, LLC, a Delaware limited liability company (“FVP GP”), as the general partner of FVP Master Fund;
(iv)	Firefly Management Company GP, LLC, a Delaware limited liability company (“Firefly Management”), as the general partner of Firefly Value Partners;
(v)	Ariel Warszawski, as a Managing Member of FVP GP and Firefly Management;
(vi)	Ryan Heslop, as a Managing Member of FVP GP and Firefly Management and as a nominee for election to the Board of Directors of the Issuer (the “Board”); and
(vii)	Samantha Holroyd, as a nominee for election to the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The principal business address of FVP Master Fund is c/o dms Corporate Services, Ltd., P.O. Box 1344, dms House, 20 Genesis Close, Grand Cayman, KY1-1108, Cayman Islands. The principal business address of each of Firefly Value Partners, FVP GP, Firefly Management and Messrs. Heslop and Warszawski is 601 West 26th Street, Suite 1520, New York, New York 10001. The principal business address of Ms. Holroyd is 1711 Maravilla Dr., Houston, Texas 77055.

(c)       The principal business of FVP Master Fund is investing and trading in a wide variety of securities and financial instruments. The principal business of Firefly Value Partners is serving as the investment manager of FVP Master Fund. The principal business of FVP GP is serving as the general partner of FVP Master Fund. The principal business of Firefly Management is serving as the general partner of Firefly Value Partners. The principal occupation of each of Messrs. Heslop and Warszawski is serving as Co-Founder and Co-Portfolio Manager at Firefly Value Partners. The principal occupation of Ms. Holroyd is serving as an independent consultant to the oil and gas industry.

9

CUSIP No. 402635304

(d)       No Reporting Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Heslop and Warszawski and Ms. Holroyd are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by FVP Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions except as otherwise noted on Schedule A. The aggregate purchase price of the 20,906,000 Shares beneficially owned by FVP Master Fund is approximately $157,284,107, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Firefly Value Partners and certain of its affiliates (collectively, “Firefly”) have had a significant investment in the Issuer since 2013. Firefly is not typically an activist investor and, outside of the Issuer, Firefly has never formally nominated a slate of director candidates at a company in its portfolio. But the Issuer is different: although the Issuer has fantastic, best-in-class assets and opportunities; shareholders have suffered at the hands of a Board that has consistently failed to adopt a coherent capital allocation approach, focus on the Issuer’s core asset base or respond adequately to shareholder input. The Board has repeatedly refused to substantially engage with Firefly on these and other critical matters, leaving Firefly convinced that truly changing the direction at the Issuer will require changing the Board. Firefly believes it has been left with no choice except to nominate independent candidates for shareholder consideration.

Accordingly, on March 2, 2020, FVP Master Fund delivered a letter to the Issuer (the “Nomination Letter”) with respect to the nomination of Ryan Heslop and Samantha Holroyd (the “Nominees”) for election to the Board at the Issuer’s 2020 annual meeting of shareholders (the “Annual Meeting”). On the same date, Firefly also issued an open letter to shareholders regarding the nomination and a corresponding press release, the full text of which press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Reporting Persons believe that the Nominees have the experience and shareholder perspective needed to restore confidence and drive value creation at the Issuer, as evidenced by their biographies below.

10

CUSIP No. 402635304

Ryan Heslop, age 42, is a Co-Founder and Co-Portfolio Manager at Firefly Value Partners, an investment partnership focused on fundamental primary research and business analysis, since 2006. Mr. Heslop’s role at Firefly Value Partners includes allocating the firm’s capital to long-term value investment opportunities across industries, and he often works with management teams to provide long-term stockholder views and improve capital allocation decisions. Previously, Mr. Heslop worked as an analyst at Elm Ridge Capital Management LLC, a financial services company, from 2004 to 2006, as an associate in equity research at Fidelity Investments Inc., a financial services company, from 2000 to 2002, and as an investment associate at Putnam Investments, a privately owned investment management firm, from 1999 to 2000. Mr. Heslop graduated magna cum laude from Harvard University with a Bachelor of Arts degree in Economics and received a Master of Business Administration with distinction from the Kellogg School of Management at Northwestern University, where he was presented with the Top Student in Finance Award.

Samantha Holroyd, age 51, has worked as an independent consultant to the oil and gas industry since February 2020. Previously, Ms. Holroyd served as a Managing Director at Lantana Energy Advisors, an energy divestiture and advisory firm, which is a division of SunTrust Robinson Humphrey, Inc., the corporate and investment banking arm of Truist Financial Corporation (NYSE: TFC), a bank holding company, from February 2018 to February 2020. Prior to that, she served as a Managing Director at TPG Sixth Street Partners, a global finance and investment firm, from September 2016 to January 2018, and as Technical Director at Denham Capital Management LP, an energy and resources-focused global private equity firm, from October 2011 to September 2016. Additionally, Ms. Holroyd served as Global Reserves Audit Manager and Business Opportunity Manager at Royal Dutch Shell PLC (NYSE: RDS.A; OTCMKTS: RYDAF), an oil and gas company, from January 2009 to October 2011, Vice President of EIG Global Energy Partners, a provider of institutional capital to the global energy industry, from January 2006 to January 2009, and Vice President of Ryder Scott Company, a petroleum consulting firm, from 1998 to 2006. Earlier in her career, Ms. Holroyd served as a Senior Reservoir Engineer with Tenneco Ventures Corporation, which was an oil and gas exploration, production and financing company, from 1994 to 1998, and as a Reservoir Engineer with Atlantic Richfield Company (formerly NYSE: ARC), an oil and gas company, from 1991 to 1994. Ms. Holroyd was honored as one of the “25 Influential Women in Energy” for 2020 by Oil and Gas Investor and Hart Energy. Ms. Holroyd received her Bachelor of Science degree in Petroleum Engineering from the Colorado School of Mines and is a Registered Professional Engineer in the State of Texas.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 159,710,955 Shares outstanding, as of February 14, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 27, 2020.

A.	FVP Master Fund
(a)	As of the close of business on March 2, 2020, FVP Master Fund beneficially owned 20,906,000 Shares.

Percentage: Approximately 13.1%

11

CUSIP No. 402635304

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 20,906,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 20,906,000

(c)	The transactions in the securities of the Issuer by FVP Master Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
B.	Firefly Value Partners
(a)	Firefly Value Partners, as the investment manager of FVP Master Fund, may be deemed the beneficial owner of the 20,906,000 Shares owned by FVP Master Fund.

Percentage: Approximately 13.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 20,906,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 20,906,000

(c)	Firefly Value Partners has not entered into any transactions in the securities of the Issuer during the past 60 days. The transactions in the securities of the Issuer on behalf of FVP Master Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
C.	FVP GP
(a)	FVP GP, as the general partner of FVP Master Fund, may be deemed the beneficial owner of the 20,906,000 Shares owned by FVP Master Fund.

Percentage: Approximately 13.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 20,906,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 20,906,000
(c)	FVP GP has not entered into any transactions in the securities of the Issuer during the past 60 days. The transactions in the securities of the Issuer on behalf of FVP Master Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
12

CUSIP No. 402635304

D.	Firefly Management
(a)	Firefly Management, as the general partner of Firefly Value Partners, may be deemed the beneficial owner of the 20,906,000 Shares owned by FVP Master Fund.

Percentage: Approximately 13.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 20,906,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 20,906,000

(c)	Firefly Management has not entered into any transactions in the securities of the Issuer during the past 60 days. The transactions in the securities of the Issuer on behalf of FVP Master Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
E.	Mr. Heslop
(a)	Mr. Heslop, as a Managing Member of FVP GP and Firefly Management, may be deemed the beneficial owner of the 20,906,000 Shares owned by FVP Master Fund.

Percentage: Approximately 13.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 20,906,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 20,906,000

(c)	Mr. Heslop has not entered into any transactions in the securities of the Issuer during the past 60 days. The transactions in the securities of the Issuer on behalf of FVP Master Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
F.	Mr. Warszawski
(a)	Mr. Warszawski, as a Managing Member of FVP GP and Firefly Management, may be deemed the beneficial owner of the 20,906,000 Shares owned by FVP Master Fund.

Percentage: Approximately 13.1%

13

CUSIP No. 402635304

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 20,906,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 20,906,000

(c)	Mr. Warszawski has not entered into any transactions in the securities of the Issuer during the past 60 days. The transactions in the securities of the Issuer on behalf of FVP Master Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
G.	Ms. Holroyd
(a)	As of the close of business on March 2, 2020, Ms. Holroyd did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Holroyd has not entered into any transactions in the securities of the Issuer during the past 60 days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 2, 2020, the Reporting Persons entered into a Joint Filing and Solicitation Agreement (the “Joint Filing and Solicitation Agreement”) in which, among other things, (i) the Reporting Persons agreed to jointly file a statement on Schedule 13D, and any amendments thereto, with respect to securities of the Issuer, (ii) Ms. Holroyd agreed not to undertake or effect any purchase, sale, acquisition or disposal of any securities of the Issuer without the prior written consent of Firefly, (iii) the Reporting Persons agreed to solicit proxies or written consents for the election of the persons nominated by the Reporting Persons to the Board at the Annual Meeting, (iv) the Reporting Persons agreed to take all other action the Reporting Persons deem necessary or advisable to achieve the foregoing, and (v) Firefly agreed to bear all expenses incurred in connection with the Reporting Persons’ activities, subject to certain limitations. A copy of the Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

14

CUSIP No. 402635304

On March 2, 2020, FVP Master Fund entered into a letter agreement (the “Indemnification Agreement”) with Ms. Holroyd, pursuant to which Firefly has agreed to indemnify her against certain claims arising from the solicitation of proxies from the Issuer’s shareholders in connection with the Annual Meeting and any related transactions. For the avoidance of doubt, such indemnification does not apply to any claims made against Ms. Holroyd in her capacity as a director of the Issuer, if so elected. A copy of the Indemnification Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

On March 2, 2020, FVP Master Fund entered into a letter agreement (the “Compensation Agreement”) with Ms. Holroyd, pursuant to which it has agreed to pay her (i) $15,000 in cash upon its submission to the Issuer of its nomination of Ms. Holroyd for election as a director of the Issuer and (ii) $10,000 in cash upon its filing of a preliminary proxy statement with the SEC relating to a solicitation of proxies in favor of Ms. Holroyd’s election as a director of the Issuer. Pursuant to the Compensation Agreement, Ms. Holroyd agreed to use the after-tax proceeds from such compensation, or an equivalent amount of other funds, to acquire securities of the Issuer (the “Nominee Shares”), subject to FVP Master Fund’s right to waive the requirement to purchase the Nominee Shares. Pursuant to the Compensation Agreement, Ms. Holroyd agreed not to sell, transfer or otherwise dispose of any Nominee Shares until the earliest to occur of (i) the Issuer’s appointment or nomination of Ms. Holroyd as a director of the Issuer, (ii) the date of any agreement with the Issuer in furtherance of Ms. Holroyd’s nomination or appointment as a director of the Issuer, (iii) FVP Master Fund’s withdrawal of its nomination of Ms. Holroyd for election as a director of the Issuer, and (iv) the date of the Annual Meeting; provided, however, in the event that the Issuer enters into a business combination with a third party, Ms. Holroyd may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination. A copy of the Compensation Agreement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Press Release dated March 2, 2020
99.2	Joint Filing and Solicitation Agreement
99.3	Indemnification Agreement
99.4	Compensation Agreement
99.5	Power of Attorney

15

CUSIP No. 402635304

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2020

FVP Master Fund, L.P.

By:	FVP GP, LLC,
its General Partner

By:	/s/ Ariel Warszawski
	Name:	Ariel Warszawski
	Title:	Managing Member

Firefly Value Partners, LP

By:	Firefly Management Company GP, LLC,
its General Partner

By:	/s/ Ariel Warszawski
	Name:	Ariel Warszawski
	Title:	Managing Member

FVP GP, LLC

By:	/s/ Ariel Warszawski
	Name:	Ariel Warszawski
	Title:	Managing Member

Firefly Management Company GP, LLC

By:	/s/ Ariel Warszawski
	Name:	Ariel Warszawski
	Title:	Managing Member

/s/ Ariel Warszawski
Ariel Warszawski Individually and as attorney-in-fact for Samantha Holroyd

/s/ Ryan Heslop
Ryan Heslop

16

CUSIP No. 402635304

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

FVP Master Fund, L.P.

Purchase of Common Stock	75,000	2.1578	01/13/2020
Purchase of Common Stock	75,000	2.1679	01/14/2020
Purchase of Common Stock[1]	5,000,000	0.7100	02/28/2020

____________________

1 Shares of Common Stock purchased in a private transaction.